January 28, 2010

Division of Investment Management U.S. Securities and Exchange Commission 100 F Street, NE Washington, D.C. 20549-4041 Attn: Mr. Larry Green

Re:	Post Effective Amendment No. 121 (the “PEA”) to the Registration Statement of
Eaton Vance Municipals Trust (“Registrant”)

Dear Mr. Green:

On January 13, 2010, you provided me via telephone with the comments listed below relating to the PEA. Registrant’s responses to your comments are also included below.

Comments on the Summary Prospectus, Prospectus and Statement of Additional Information (SAI) of National Municipal Income Fund:

Summary Prospectus Comment 1: There does not appear to be any disclosure relating to the recent volatility in the markets as the result of the economic crisis.

Response: Disclosure about volatility in the municipal markets and the affect of economic changes on that market are included under “Municipal Bond Market Risk” as follows:

In addition, municipal obligations can experience downturns in trading activity and the supply of municipal obligations may exceed the demand in the market. During such periods, the spread can widen between the price at which an obligations can be purchased and the price at which it can be sold. Less liquid obligations can become more difficult to value and be subject to erratic price movements. Economic and other events (whether real or perceived) can reduce the demand for certain investments or for investments generally, which may reduce market prices and cause the value of Fund shares to fall. The frequency and magnitude of such changes cannot be predicted. The increased presence of non-traditional participants in the municipal markets may lead to greater volatility in the markets.

Summary Prospectus Comment 2: Consider whether the presentation of the ticker symbols on the cover page can be easily understood by the reader.

Response: The ticker symbols appear on a single line due to space considerations. Registrant believes they are distinctive in the printed prospectus and will be understood by the reader.

Mr. Larry Green Securities and Exchange Commission January 28, 2010 Page 2 of 6

Summary Prospectus Comment 3: In the Shareholder Fee table, the Fund is not required to include “Maximum Sales Charge (Load) Imposed on Reinvested Distributions” because no sales charge is imposed.

Response: The Fund will delete “Maximum Sales Charge (Load) Imposed on Reinvested Distributions” from its Shareholder Fee table.

Summary Prospectus Comment 4: Unless the disclosure in the footnote to the Expense table is required by Form N-1A, it should be deleted.

Response: The disclosure in the footnote to the Expense table explains the interest expense included in the table and was added in response to numerous requests from brokers and shareholders who did not understand the expense. For this reason, it has not been deleted.

Summary Prospectus Comment 5: Delete the footnote to the Example that states that the expenses of Class B shares after eight years reflect the expenses of Class A because of the Class B conversion feature.

Response: The footnote will be deleted.

Summary Prospectus Comment 6: Add a statement to “Principal Investment Strategies” that the Fund may invest all of its assets in municipal bonds the interest on which is subject to the federal alternative minimum tax.

Response: The disclosure will be revised to read as follows:

The Fund may invest without limit in obligations the income from which is subject to the federal alternative minimum tax.

Summary Prospectus Comment 8: Is the Fund’s policy of investing up to 35% of its net assets in below investment grade bonds a principal strategy of the Fund? If not, delete reference to this policy from the Summary.

Response: While the percentage of the Fund’s assets that is invested in below investment grade bonds varies, the investment adviser believes it is a principal component of the Fund’s strategy. As such, the disclosure has not been changed.

Summary Prospectus Comment 9: Is concentration risk disclosed in the Summary?

Response: Yes. Risks associated with concentrating are disclosed under “Sector Concentration Risk” in the Summary.

Mr. Larry Green Securities and Exchange Commission January 28, 2010 Page 3 of 6

Prospectus Comment 10: Does the prospectus disclose the risks associated with residual interest bonds?

Response: Yes. Risks associated with residual interest bonds are disclosed under “Risks of Leveraged Investments” in the Summary.

Prospectus Comment 11: What are the “other temporary purposes” for which the Fund may borrow?

Response: The Fund may borrow temporarily to settle purchases. The disclosure will be revised to state:

The Fund may borrow amounts up to one-third of the value of its total assets (including assets acquired using borrowings), but it will not borrow more than 5% of the value of its total assets except to satisfy redemption requests or for other temporary purposes (such as to settle purchases).

Prospectus Comment 12: Under “Temporary Investing”, consider moving the statement that the Fund may invest in short-term instruments for cash management purposes if such investments are not temporary.

Response: The paragraph will be revised as follows:

Cash and Cash Equivalents. The Fund may invest in cash or cash equivalents, including short-term municipal securities, for cash management purposes. During unusual market conditions, the Fund may invest up to 50% of its assets in cash and cash equivalents temporarily, which may be inconsistent with its investment objective. Interest income from temporary investments may be taxable.

Prospectus Comment 13: State under “Temporary Investing” that temporary investments may be inconsistent with the Fund’s objective.

Response: See the response to Prospectus Comment 12.

Prospectus Comment 14: Under “General”, state that the notice to shareholders referred to therein will be in writing.

Response: The requested change will be made.

Prospectus Comment 15: Under “Management”, does the advisory fee for the year ended September 30, 2009 reflect both the asset-based and income-based components of the advisory fee?

Response: Yes. The advisory fee for the year ended September 30, 2009 stated under “Management” reflects both the asset-based and income-based components of the advisory fee.

Mr. Larry Green Securities and Exchange Commission January 28, 2010 Page 4 of 6

SAI Comment 16: Add a statement under “OTC Options” that the Securities and Exchange Commission has deemed over the counter options to be illiquid.

Response: The following disclosure will be added:

The staff of the SEC takes the position that certain purchased OTC options, and assets used as cover for written OTC options, are illiquid.

SAI Comment 17: With respect to the ReFlow Liquidity Program, does Reflow have a lien on the Fund’s assets when the Fund participates in the program?

Response: No. ReFlow does not have a lien on the Fund’s assets when the Fund participates in the program. As we discussed, ReFlow received a no-action letter with respect to the liquidity program (see letter to ReFlow Fund, Inc. dated July 15, 2002).

SAI Comment 18: Under “Investment Restrictions”, clarify the Fund’s ability to invest in other investment companies in reliance on Rules 12d-1(E) and 12d-1(G) (revisions are underlined).

Response: The disclosure will be revised as follows:

Notwithstanding its investment policies and restrictions, the Fund may in compliance with the requirements of the 1940 Act invest (i) all of its investable assets in an open-end management investment company with substantially the same investment objective, policies and restrictions as the Fund; or (ii) in more than one open-end management company sponsored by Eaton Vance or its affiliates, provided any such company has investment objective(s), policies and restrictions that are consistent with those of the Fund.

SAI Comment 19: Does the Fund engage in short sales and, if so, to what extent?

Response: The Fund historically has not engaged in short sales and has no present intention to do so.

SAI Comment 20: Why is there no fundamental policy regarding concentration?

Response: The Fund did not adopt an industry concentration policy at its inception. To address this, the Fund has a stated policy in its SAI that it will not invest 25% or more of its total assets in any one industry. The Fund may concentrate in certain sectors and states as such in the Summary Prospectus.

SAI Comment 21: The disclosure under “Method to Determine Compensation” should be more specific and state the benchmark by which the portfolio manager’s performance is measured.

Mr. Larry Green Securities and Exchange Commission January 28, 2010 Page 5 of 6

Response: The disclosure will be revised as follows:

The investment adviser compensates its portfolio managers based primarily on the scale and complexity of their portfolio responsibilities and the total return performance of managed funds and accounts versus appropriate peer groups or the benchmark(s) stated in the prospectus, as well as an appropriate peer group (as described below).

SAI Comment 22: “Under Disclosure of Portfolio Holdings and Related Information”, confirm that all of the firms that receive information on a confidential basis are listed.

Response: The disclosure will be updated to reflect all firms that receive confidential information.

The following comments were received with respect to the Summary Prospectuses, Prospectus and SAI of the State Municipal Income Funds:

Summary Prospectus Comment 1: Under “Risks of Lower Rated Securities”, state that securities rated below investment grade are referred to as junk bonds.

Response: A reference to junk bonds will be added.

Summary Prospectus Comment 2: Do derivatives that are entered into as a substitute for the purchase of municipal obligations included to satisfy the requirement that each Fund invest at least 80% of its net assets in municipal obligations?

Response: If the Fund were to enter into a derivative as a substitute for the purchase or sale of a municipal obligation, it would be considered in determining compliance with the requirement that each Fund invest at least 80% of its net asset in municipal obligations.

Prospectus Comment 3: Under “Investment Objectives and Principal Strategies and Risks - General”, clarify that a Fund will not be relying on Rule 12d-1(e) and Rule 12d-1(G) simultaneously.

Response: The disclosure will be revised as follows:

Each Fund’s investment policies include a provision allowing the Fund to invest (i) all of its investable assets in an open-end management investment company with substantially the same investment objective, policies and restrictions as the Fund; or (ii) in more than one open-end management company sponsored by Eaton Vance or its affiliates, provided any such company has investment objective(s), policies and restrictions that are consistent with those of the Fund. Any such company or companies would be advised by the Fund’s investment adviser (or an affiliate) and the Fund would not pay directly any advisory fee with respect to the assets so invested. A Fund may initiate investments in one or more such investment companies at any time without shareholder approval.

Mr. Larry Green Securities and Exchange Commission January 28, 2010 Page 6 of 6

Registrant is filing Post-Effective Amendment No. 123 to its Registration Statement today, which contains the revisions to the disclosure described above. In connection herewith, Registrant acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the PEA. Further, Registrant recognizes that the Staff’s comments, or changes to disclosure in response to the Staff’s comments, do not foreclose the U.S. Securities and Exchange Commission (“SEC”) from taking any action with respect to the filings. Lastly, Registrant acknowledges that it may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under federal securities laws.

Please call me at 617-672-8305 if you have any questions.

Very truly yours, /s/ Maureen A. Gemma Maureen A. Gemma Vice President